UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on August 2, 2021: Euroseas Ltd. Announces New Charter for One Of Its Vessels, M/V “EM Spetses”.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:”, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-237128) filed with the Commission on March 12, 2020, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: August 2, 2021	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Euroseas Ltd. Announces New Charter for One Of Its Vessels,
M/V “EM Spetses”

Maroussi, Athens, Greece – August 2, 2021 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container vessels and provider of seaborne transportation for containerized cargoes, announced today a new time charter contract for its container vessel M/V “EM Spetses”.

Specifically, M/V “EM Spetses”, a 1,740 TEU vessel built in 2007, entered into a new time charter contract for a period between a minimum of thirty-six (36) and a maximum of forty (40) months at the option of the charterer, at a gross daily rate of $29,500. The new rate will commence on August 5, 2021 when the vessel is redelivered from its current charterer.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are pleased to announce the new charter for our vessel, M/V “EM Spetses”, for about three years at a rate about three and a half times the level of its current employment. EM Spetses’ new daily rate of $29,500 is the second highest rate earned by a vessel in our fleet and, notably, by one of our smallest vessels.  This fixture follows the fixture of our M/V “EM Hydra”, a sister vessel of M/V “EM Spetses” built in 2005, that was fixed about three months ago for an approximately two-year long charter at a gross daily rate of $20,000 indicating how strongly the market has risen in the span of just three months. This new charter will secure us with a minimum of $31 million of contracted revenues and have a minimum EBITDA contribution of approximately $24 million. At the same time, Euroseas is well positioned to take advantage of a further rising market with four more ships, about 30% of our fleet on-the-water, which are expected to open up till the end of the year.”

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE (*)	Intermediate	71,366	5,610	2001	TC until Oct-21 plus 10-12 months option	$17,250; option $20,000
SYNERGY BUSAN (+)	Intermediate	50,726	4,253	2009	TC until Aug-21 / TC until Aug-24	$12,000 $25,000
SYNERGY ANTWERP (*)	Intermediate	50,726	4,253	2008	TC until Sep-23	$18,000
SYNERGY OAKLAND (*)	Intermediate	50,787	4,253	2009	TC until Jun-21	CONTEX(1) 4,250 less 10% i.e. $64,660 from of 7/22/21 until 10/22/21
SYNERGY KEELUNG (+)	Intermediate	50,969	4,253	2009	TC until Jun-22 plus 8- 12 months option	$10,000 until Jun-21; $11,750 until Jun-22; option $14,500
EM KEA (*)	Feeder	42,165	3,100	2007	TC until May-23	$22,000
EM ASTORIA (+)	Feeder	35,600	2,788	2004	TC until Feb-22	$18,650
EVRIDIKI G (+)	Feeder	34,677	2,556	2001	TC until Jan-22	$15,500
EM CORFU (*)	Feeder	34,654	2,556	2001	TC until Sep-21	$10,200
DIAMANTIS P (+)	Feeder	30,360	2,008	1998	TC until Aug-21	$6,500
EM SPETSES (+)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
EM HYDRA (*)	Feeder	23,351	1,740	2005	TC until April-23	$20,000
JOANNA (*)	Feeder	22,301	1,732	1999	TC until Oct-22	$16,800
AEGEAN EXPRESS (*)	Feeder	18,581	1,439	1997	TC until Mar-22	$11,500
Total Fleet “on-the-water”	14	539,487	42,281
Newbuildings	Type	Dwt	TEU	TBD(2)
H4201	Feeder	37,237	2,800	Q1 ‘23	-	-
H4202	Feeder	37,237	2,800	Q2 ‘23	-	-
Total Fleet(3)	16	613,961	47,881

Notes:

(*) / (+) TC denotes time charter. All dates listed are the earliest redelivery dates under each time charter unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(1)  The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers’ Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for container ships. It is based on assessments of the current day charter rates of six selected container ship types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU, all with a charter period of two years.

(2)  Calendar quarter vessel is scheduled to be delivered (“TBD”)

(3)  On a fully delivered basis

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 14 vessels on the water, including 9 Feeder containerships and 5 Intermediate Container carriers and two feeder ships under newbuilding contracts. After the delivery of the latter two vessels, Euroseas 16 containerships will have a cargo capacity of 47,881 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

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